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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

IMAGE ENTERTAINMENT, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
452439 10 2
(CUSIP Number)
David Coriat
Executive Vice President, Chief Financial Officer and Corporate Secretary
Slaight Communications Inc.
2 St. Clair Avenue West, Suite 1102
Toronto, Ontario Canada M4V 1L6
+1 (416) 960-9911
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 20, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	452439 10 2

1	NAMES OF REPORTING PERSONS Slaight Communications Inc., a corporation incorporated under the laws of the Province of Ontario, Canada.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ontario, Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,542,283

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,542,283

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,542,283

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	452439 10 2

1	NAMES OF REPORTING PERSONS Allan Slaight

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,542,283

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,542,283

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,542,283

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

INTRODUCTION
Item 1. Security and Issuer
This Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Image Entertainment, Inc. (the “Issuer”), a corporation organized under the laws of the State of Delaware. The Issuer’s principal executive offices are located at 20525 Nordhoff Street, Suite 200, Chatsworth, California 91311.
Item 2. Identity and Background
This Schedule 13D is filed on behalf of Slaight Communications Inc., a corporation incorporated under the laws of the Province of Ontario, Canada, (“Slaight Communications”) and Allan Slaight, a Canadian citizen, (“Mr. Slaight”) with respect to shares of Common Stock. On or about August 1, 2008, Slaight Communications amalgamated with Slaight Communications Holdings Inc., a corporation incorporated under the laws of the Province of Ontario, Canada, (“SCH”) with Slaight Communications remaining as the surviving corporation. On or about October 30, 2007, SCH had changed its name from Standard Broadcasting Corporation Limited, a corporation incorporated under the laws of the Province of Ontario, Canada, (“Standard Broadcasting”) to Slaight Communications Holdings Inc. Slaight Communications and Mr. Slaight are collectively referred to as the “Reporting Persons.”
The principal business of Slaight Communications is purchasing, holding and selling securities for investment purposes. Its principal business address and the address of its principal office is 2 St. Clair Avenue West, Suite 1102, Toronto, Ontario, Canada M4V 1L6.
Schedule 1 hereto sets forth the following information with respect to each executive officer and director of Slaight Communications: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted. The principal business and business address of any corporation or other organization in which such employment is conducted are stated in the immediately preceding paragraph.
Mr. Slaight’s principal place of business is 2 St. Clair Avenue West, Suite 1102, Toronto, Ontario, Canada M4V 1L6, and his principal occupation is Executive Chairman and sole director of Slaight Communications. Mr. Slaight is the sole stockholder of Slaight Communications.
During the past five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedules 1 hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The source and amount of the funds used in making the purchase of the 1,801,315 shares of Common Stock referred to in the first paragraph of Item 5 of this Schedule 13D was working capital of Slaight Communications in the amount of $2,000,000 (representing a price of $1.11 per share of Common Stock). No borrowed funds were used in connection with this purchase.
The source and amount of the funds used in making the purchase of the 270,198 shares of Common Stock referred to in the second paragraph of Item 5 of this Schedule 13D was working capital of Slaight Communications in the amount of $330,000.92 (representing a price of $1.22133 per share of Common Stock). No borrowed funds were used in connection with this purchase.
Item 4. Purpose of Transaction
The purpose of the acquisitions of the shares of Common Stock by the Reporting Persons described herein was to make an investment in the Issuer. Except as set forth below, and other than as to matters that Slaight Communications’ Executive Vice President, David Coriat, as a director of the Issuer, may consider and discuss with other board members of the Issuer from time to time, at the present time the Reporting Persons have no plans or proposals that relate to or would result in any of the actions enumerated in clauses (a) to (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.
As part of their ongoing review of their investment in the Issuer, the Reporting Persons may from time to time explore a variety of alternatives, including, without limitation: (a) the purchase of additional shares of Common Stock, or the disposition of some or all of the Common Stock described herein, whether through open market or privately negotiated transactions; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of all or a material portion of assets of the Issuer or any of its subsidiaries; or (d) other changes in the Issuer’s business or corporate structure. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters and, in some cases, the foregoing matters may be limited or restricted by the terms of the agreements entered into by the Reporting Persons in connection with their acquisition of shares of Common Stock. Whether the Reporting Persons pursue any such alternative, and the timing thereof, will depend on their assessment of pertinent factors, including, without limitation, (a) the availability of shares of Common Stock for purchase at particular price levels; (b) the availability and nature of opportunities to dispose of the Common Stock described herein; (c) the Issuer’s financial condition, business, and prospects; (d) general economic, industry, and financial market conditions; (e) alternative business and investment opportunities available to the Reporting Persons; and (f) the Reporting Persons’ overall business plans and strategies and developments with respect to the Reporting Persons’ business.

On September 10, 2002, Standard Broadcasting entered into a Stock Purchase Agreement with the Issuer (the “Stock Purchase Agreement”), pursuant to which it purchased, and was issued, 1,801,315 unregistered shares of Common Stock (the “Initial Shares”) on September 25, 2002 for an aggregate purchase price of $2,000,000. Under the Stock Purchase Agreement, for so long as Standard Broadcasting continues to own at least one-half of the number of the Initial Shares, Standard Broadcasting will be entitled to nominate one director to the board of directors of the Issuer, and the Issuer will use its best efforts to cause such nominee to be elected as a director.
Pursuant to the Stock Purchase Agreement, on September 25, 2002, the Issuer issued Standard Broadcasting a five-year warrant (the “Warrant”) to purchase up to 270,198 additional shares of Common Stock (the “Warrant Shares” and together with the Initial Shares, the “Securities”) at an exercise price of $1.22133 per share, subject to adjustment in the event of any reclassification of the Common Stock, stock split or stock dividends. The Warrant became exercisable on September 25, 2003, and had an exercise expiration date of September 25, 2007. Under the Warrant, the Issuer agreed to pay any issue or transfer tax or other incidental expense in respect of the issuance of certificates for shares of Common Stock upon the exercise of the Warrant, except for any foreign taxes, duties, levies or similar expenses. Prior to the exercise of the Warrant, the Warrant did not entitle Standard Broadcasting to any voting rights or other rights as a stockholder of the Issuer.
The Initial Shares were issued, and the Warrant Shares to be sold and issued to Standard Broadcasting in connection with the exercise of the Warrant were to be issued, in a private placement without registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on one or more exemptions from the registration requirements under the Securities Act. As a result, both the Stock Purchase Agreement and the Warrant contained restrictions on the offer or sale of the Securities, other than in accordance with federal and applicable state securities laws.
In connection with the Stock Purchase Agreement and the Warrant, on September 25, 2002, Standard Broadcasting entered into a Registration Rights Agreement with the Issuer (the “Registration Rights Agreement”). Among other things, the Registration Rights Agreement granted Standard Broadcasting certain “piggyback” registration rights with respect to the registration of the Securities under the Securities Act, and certain additional demand registration rights which could be exercised by Standard Broadcasting at any time after September 25, 2003. The Issuer agreed to pay all fees, costs and expenses related to the registration and/or public offering of the Securities under the Securities Act, provided that Standard Broadcasting pays its pro rata share of any underwriting discount and commissions payable in connection with any such public offering. The Issuer also agreed to indemnify Standard Broadcasting and certain of its affiliates against certain losses, costs and expenses suffered by those persons in connection with the registration of the Securities under the Securities Act.
On August 8, 2006, Slaight Communications exercised the Warrant in full and acquired 270,198 shares of Common Stock as a result. The Warrant Shares were registered under the Securities Act pursuant to the registration statement on Form S-3 filed by the Issuer on November 14, 2006, which became effective on December 13, 2006.
On March 29, 2007, Standard Broadcasting entered into a Support Agreement (the “Initial BTP Support Agreement”) with BTP Acquisition Company, LLC (“BTP”) in connection with the Agreement and Plan of Merger, dated as of March 29, 2007, entered into by and among BTP, IEAC, Inc., a wholly owned subsidiary of BTP (“IEAC”), and the Issuer. On June 27, 2007, Standard Broadcasting entered into an Amended and Restated Support Agreement with BTP (the “Amended BTP Support Agreement”) in connection with an Amended and Restated Agreement and Plan of Merger, dated as of June 27, 2007 (the “BTP Merger Agreement”), among BTP, IEAC, and the Issuer. The Amended BTP Support Agreement contained, among other provisions, voting covenants and provisions requiring Standard Broadcasting to vote its shares in support of the adoption of the BTP Merger Agreement and to take other actions in support of the transaction. In accordance with its terms, the Amended BTP Support Agreement has been terminated. As a result of the termination of the Amended BTP Support Agreement, BTP no longer has the right to direct the voting of Slaight Communications, Inc.’s shares of Common Stock or to acquire any of the shares of Common Stock from Slaight Communications, Inc.
On November 20, 2008, Slaight Communications entered into a Voting Agreement (the “Nyx Voting Agreement”) with Nyx Acquisitions, Inc. (“Nyx”) in connection with the Agreement and Plan of Merger, dated November 20, 2008, by and among Nyx, The Conceived Group, Inc., a wholly owned subsidiary of Nyx, and the Issuer (the “Nyx Merger Agreement”). Pursuant to the Nyx Voting Agreement, Slaight Communications has agreed to vote its shares of Common Stock in support of the adoption of the Nyx Merger Agreement. Slaight Communications has also granted an irrevocable proxy to Nyx to vote such shares of Common Stock on matters relating only to the adoption of the Nyx Merger Agreement if Slaight Communications does not take certain actions with respect to the voting of those shares in support of the Nyx Merger Agreement. Each irrevocable proxy and all of the voting covenants in the voting agreement terminate upon the occurrence of certain events, including (i) the termination of the Nyx Merger Agreement, (ii) any amendment to the Nyx Merger Agreement without Slaight Communications’ prior written consent, (iii) in connection with the receipt by the Issuer of an acquisition proposal that constitutes a superior proposal to the Nyx Merger Agreement, and (iv) the merger with Nyx becoming effective.

The foregoing references to and descriptions of the Stock Purchase Agreement, the Warrant, the Registration Rights Agreement, the Initial BTP Support Agreement, the Amended BTP Support Agreement and the Nyx Voting Agreement are qualified in their entirety by the complete text of such agreements, copies of which are filed as exhibits hereto, and incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
On September 25, 2002, Standard Broadcasting purchased 1,801,315 shares of Common Stock from the Issuer.
On September 25, 2002, the Issuer issued to Standard Broadcasting a warrant to purchase up to 270,198 additional shares of Common Stock. On August 8, 2006, Slaight Communications exercised its option to purchase shares of Common Stock pursuant to the terms of the Warrant, and purchased 270,198 shares of Common Stock from the Issuer.
During the period from February 7, 2005 to February 23, 2005, Slaight Communications disposed of 529,230 shares of Common Stock through open market transactions.
As a result of the foregoing transactions, as of the date of filing this Schedule 13D, Slaight Communications currently holds, and beneficially owns, 1,542,283 shares of Common Stock. Such 1,542,283 shares of Common Stock constitute approximately 7.0% of the outstanding shares of Common Stock (based upon the 21,855,718 shares of Common Stock disclosed as outstanding in the Issuer’s Quarterly Report on Form 10-Q, filed on November 13, 2008).
By virtue of being the sole director and stockholder of Slaight Communications, Mr. Slaight may be deemed the beneficial owner of the 1,542,283 shares of Common Stock beneficially owned by Slaight Communications, or approximately 7.0% of the outstanding shares of Common Stock (based upon the 21,855,718 shares of Common Stock disclosed as outstanding in the Issuer’s Quarterly Report on Form 10-Q, filed on November 13, 2008).
By virtue of the fact that Mr. Slaight is the sole director and stockholder of Slaight Communications, the Reporting Persons may be deemed to share voting and dispositive power with respect to all such 1,542,283 shares of Common Stock. In addition, by virtue of the terms of the Nyx Voting Agreement, the Reporting Persons may also be deemed to share voting power with Nyx with respect to all such 1,542,283 shares of Common Stock.
In addition to the Voting Agreement, Nyx has entered into voting agreements with two unaffiliated third parties with respect to the voting of shares of Common Stock held by such third parties in connection with the adoption of the Nyx Merger Agreement. Each of the Reporting Persons specifically disclaim beneficial ownership in all such shares of Common Stock held by such third parties.
Slaight Communications’ Executive Vice President, David Coriat, is the holder of shares of Common Stock and options to acquire shares of Common Stock, which he has acquired independently in connection with his position as a director of the Issuer. Each of the Reporting Persons specifically disclaim beneficial ownership in all such shares of Common Stock and options to acquire shares of Common Stock held by Mr. Coriat.
Other than with respect to the entry by Slaight Communications into the Nyx Voting Agreement, the Reporting Persons have not effected any transactions with respect to Common Stock within the past 60 days.
By virtue of being the sole director and stockholder of Slaight Communications, Mr. Slaight may be deemed to have the power to direct the receipt of dividends from, or the proceeds of the sale of, all such 1,542,283 shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See the response to Item 4 of this Schedule 13D.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
4.1	Warrant, dated as of September 25, 2002, between Image Entertainment, Inc. and Standard Broadcasting Corporation Limited.

4.2	Registration Rights Agreement, dated as of September 25, 2002, between Image Entertainment, Inc. and Standard Broadcasting Corporation Limited.

99.1	Joint Filing Agreement, dated as of December 17, 2008, by and among the Reporting Persons.

99.2	Stock Purchase Agreement, dated as of September 10, 2002, between Image Entertainment, Inc. and Standard Broadcasting Corporation Limited.

99.3
Support Agreement, dated as of March 29, 2007, between BTP Acquisition Company, LLC and Standard Broadcasting Corporation Limited (filed as Exhibit 99.4 to the Schedule 13D filed by BTP Acquisition Company, LLC and R2D2, LLC on April 6, 2007, and incorporated by reference herein).

99.4
Amended and Restated Support Agreement, dated as of June 27, 2007, between BTP Acquisition Company, LLC and Standard Broadcasting Corporation Limited (filed as Exhibit 99.3 to Amendment No. 1 (dated July 2, 2007) to the Schedule 13D filed by BTP Acquisition Company, LLC and R2D2, LLC on July 2, 2007, and incorporated by reference herein).

99.5	Voting Agreement, dated as of November 20, 2008, by and between Nyx Acquisitions, Inc. and Slaight Communications Inc.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 17, 2008

SLAIGHT COMMUNICATIONS INC.
By:	/s/ David Coriat
David Coriat
Executive Vice President

/s/ Allan Slaight
Allan Slaight

SCHEDULE 1
DIRECTORS AND EXECUTIVE OFFICERS OF SLAIGHT COMMUNICATIONS, INC.
The business address for each of the individuals listed below is 2 St. Clair Avenue West, Suite 1102, Toronto, Ontario, Canada M4V 1L6.
Each of the individuals listed below is a Canadian citizen.

Name	Present and Principal Occupation

Allan Slaight	Executive Chairman and sole director of Slaight Communications Inc.

Gary Slaight	President and Chief Executive Officer of Slaight Communications Inc.

David Coriat	Executive Vice President, Chief Financial Officer and Corporate Secretary of Slaight Communications Inc.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Warrant, dated as of September 25, 2002, between Image Entertainment, Inc. and Standard Broadcasting Corporation Limited.

4.2	Registration Rights Agreement, dated as of September 25, 2002, between Image Entertainment, Inc. and Standard Broadcasting Corporation Limited.

99.1	Joint Filing Agreement, dated as of December 17, 2008, by and among the Reporting Persons.

99.2	Stock Purchase Agreement, dated as of September 10, 2002, between Image Entertainment, Inc. and Standard Broadcasting Corporation Limited.

99.3
Support Agreement, dated as of March 29, 2007, between BTP Acquisition Company, LLC and Standard Broadcasting Corporation Limited (filed as Exhibit 99.4 to the Schedule 13D filed by BTP Acquisition Company, LLC and R2D2, LLC on April 6, 2007, and incorporated by reference herein).

99.4
Amended and Restated Support Agreement, dated as of June 27, 2007, between BTP Acquisition Company, LLC and Standard Broadcasting Corporation Limited (filed as Exhibit 99.3 to Amendment No. 1 (dated July 2, 2007) to the Schedule 13D filed by BTP Acquisition Company, LLC and R2D2, LLC on July 2, 2007, and incorporated by reference herein).

99.5	Voting Agreement, dated as of November 20, 2008, by and between Nyx Acquisitions, Inc. and Slaight Communications Inc.